UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Texas Pacific Land Trust
(Name of Issuer)

Sub-share Certificates
(Title of Class of Securities)

882610108
(CUSIP Number)

Jay Kesslen
c/o Horizon Kinetics LLC
470 Park Avenue South
New York, NY 10016
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Kinetics Advisers, LLC
13-4121163
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
New York
7. Sole Voting Power
50,914
Number of Shares
Beneficially	8. Shared Voting Power
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power
50,914

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
50,914
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
0.6%
14. Type of Reporting Person
IA

1. Names of Reporting Persons.
Horizon Asset Management LLC
13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds
WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Delaware
7. Sole Voting Power
758,729
Number of Shares
Beneficially	8. Shared Voting Power
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power
758,729

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
758,729
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
9.5%
14. Type of Reporting Person
IA

1. Names of Reporting Persons.
Kinetics Asset Management LLC
13-3878346
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds
WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Delaware
7. Sole Voting Power
891,139
Number of Shares
Beneficially	8. Shared Voting Power
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power
891,139

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
891,139
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
11.2%
14. Type of Reporting Person
IA

1. Names of Reporting Persons.
Horizon Kinetics LLC
45-0642972
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Delaware
7. Sole Voting Power

Number of Shares
Beneficially	8. Shared Voting Power
Owned by	1,700,782
Each Reporting
Person With:	9. Sole Dispositive Power

10. Shared Dispositive Power
1,700,782

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,700,782
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[X]
13. Percent of Class Represented by Amount in Row (11)
21.4%
14. Type of Reporting Person
OO

ITEM 1. SECURITY AND ISSUER

This statement relates to the sub-share certificates of proprietary interests (“Shares”) of Texas Pacific Land Trust (“TPL”). The address of TPL’s principal executive office is 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Horizon Kinetics LLC, a Delaware limited liability company and parent company to registered investment advisers Horizon Asset Management LLC, Kinetics Asset Management LLC and Kinetics Advisers, LLC, (collectively, “Horizon Kinetics”), all of which maintain a principal business address of 470 Park Avenue South, New York, New York 10016. Neither Horizon Kinetics nor any of its executive officers have, in the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Horizon Kinetics, through its registered investment advisers, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL. In addition, Horizon Kinetics and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Horizon Kinetics has acquired Shares of TPL for investment purposes from time to time for more than twenty years on behalf of both its clients as well as its own interest. Horizon Kinetics used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase shares for its proprietary accounts, which has included funds deposited by its personnel. The aggregate purchase price of the Shares collectively purchased by the Reporting Persons was approximately $505 million.

ITEM 4. PURPOSE OF TRANSACTION

Horizon Kinetics has purchased Shares for investment purposes and may purchase additional shares for the same purpose. Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

            (b)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

            (c)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Advisers, LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 7,519 Shares of TPL held personally by senior portfolio managers of Horizon Kinetics. The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon Kinetics with respect to its proprietary accounts. Transactions effected by Horizon Kinetics in the last 60 business days are as follows:

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Asset Management LLC	9/12/2016	Buy	1306	201.21
Horizon Asset Management LLC	9/12/2016	Sale	54	201.50

Kinetics Asset Management LLC	9/12/2016	Sale	1044	201.50
Horizon Asset Management LLC	9/13/2016	Buy	1325	199.65
Horizon Asset Management LLC	9/13/2016	Sale	54	199.70
Kinetics Asset Management LLC	9/13/2016	Buy	100	199.70
Kinetics Asset Management LLC	9/13/2016	Sale	1018	199.70
Horizon Asset Management LLC	9/14/2016	Buy	2089	203.92
Horizon Asset Management LLC	9/14/2016	Sale	54	205.70
Kinetics Asset Management LLC	9/14/2016	Buy	100	205.66
Kinetics Asset Management LLC	9/14/2016	Sale	1018	205.70
Horizon Asset Management LLC	9/15/2016	Buy	3112	212.46
Horizon Asset Management LLC	9/15/2016	Sale	54	212.25
Kinetics Asset Management LLC	9/15/2016	Buy	100	212.25
Kinetics Asset Management LLC	9/15/2016	Sale	1024	212.25
Horizon Asset Management LLC	9/16/2016	Buy	2913	217.87
Horizon Asset Management LLC	9/16/2016	Sale	54	215.49
Kinetics Asset Management LLC	9/16/2016	Buy	100	215.23
Kinetics Asset Management LLC	9/16/2016	Sale	1030	215.49
Horizon Asset Management LLC	9/19/2016	Buy	1122	218.22
Horizon Asset Management LLC	9/19/2016	Sale	54	218.30
Kinetics Asset Management LLC	9/19/2016	Buy	100	218.29
Kinetics Asset Management LLC	9/19/2016	Sale	1046	218.30
Horizon Asset Management LLC	9/20/2016	Buy	1157	218.50
Horizon Asset Management LLC	9/20/2016	Sale	54	215.95
Kinetics Asset Management LLC	9/20/2016	Buy	100	215.95
Kinetics Asset Management LLC	9/20/2016	Sale	346	215.95
Horizon Asset Management LLC	9/21/2016	Buy	1188	218.04
Horizon Asset Management LLC	9/21/2016	Sale	54	217.43
Kinetics Asset Management LLC	9/21/2016	Buy	100	217.38

Kinetics Asset Management LLC	9/21/2016	Sale	1042	217.43
Horizon Asset Management LLC	9/22/2016	Buy	542	219.78
Horizon Asset Management LLC	9/22/2016	Sale	54	219.75
Kinetics Asset Management LLC	9/22/2016	Buy	100	219.75
Kinetics Asset Management LLC	9/22/2016	Sale	326	219.75
Horizon Asset Management LLC	9/23/2016	Buy	387	220.16
Horizon Asset Management LLC	9/23/2016	Sale	58	220.50
Kinetics Asset Management LLC	9/23/2016	Buy	100	220.50
Kinetics Asset Management LLC	9/23/2016	Sale	338	220.50
Horizon Asset Management LLC	9/26/2016	Buy	394	224.13
Horizon Asset Management LLC	9/26/2016	Sale	58	225.13
Kinetics Asset Management LLC	9/26/2016	Buy	100	226.50
Kinetics Asset Management LLC	9/26/2016	Sale	338	225.13
Horizon Asset Management LLC	9/27/2016	Buy	1769	225.98
Horizon Asset Management LLC	9/27/2016	Sale	58	225.15
Kinetics Asset Management LLC	9/27/2016	Buy	100	226.96
Kinetics Asset Management LLC	9/27/2016	Sale	1042	225.15
Horizon Asset Management LLC	9/28/2016	Buy	1506	230.92
Horizon Asset Management LLC	9/28/2016	Sale	58	230.19
Kinetics Asset Management LLC	9/28/2016	Buy	100	231.75
Kinetics Asset Management LLC	9/28/2016	Sale	1042	230.19
Horizon Asset Management LLC	9/29/2016	Buy	1811	234.26
Horizon Asset Management LLC	9/29/2016	Sale	446	233.14
Kinetics Asset Management LLC	9/29/2016	Buy	106	233.82
Kinetics Asset Management LLC	9/29/2016	Sale	1052	233.82
Horizon Asset Management LLC	9/30/2016	Buy	2684	239.97
Horizon Asset Management LLC	9/30/2016	Sale	56	241.61
Kinetics Asset Management LLC	9/30/2016	Buy	112	241.13

Kinetics Asset Management LLC	9/30/2016	Sale	420	241.61
Horizon Asset Management LLC	10/3/2016	Buy	14725	236.42
Horizon Asset Management LLC	10/3/2016	Sale	56	236.21
Kinetics Asset Management LLC	10/3/2016	Buy	112	237.70
Kinetics Asset Management LLC	10/3/2016	Sale	12055	236.21
Horizon Asset Management LLC	10/4/2016	Buy	1357	243.64
Horizon Asset Management LLC	10/4/2016	Sale	56	240.12
Kinetics Asset Management LLC	10/4/2016	Buy	112	240.12
Kinetics Asset Management LLC	10/4/2016	Sale	420	240.12
Horizon Asset Management LLC	10/5/2016	Buy	1485	249.72
Horizon Asset Management LLC	10/5/2016	Sale	56	248.82
Kinetics Asset Management LLC	10/5/2016	Buy	112	252.60
Kinetics Asset Management LLC	10/5/2016	Sale	1247	248.82
Horizon Asset Management LLC	10/6/2016	Buy	7371	248.16
Horizon Asset Management LLC	10/6/2016	Sale	56	248.11
Kinetics Asset Management LLC	10/6/2016	Buy	116	248.21
Kinetics Asset Management LLC	10/6/2016	Sale	5966	248.11
Horizon Asset Management LLC	10/7/2016	Buy	2553	258.26
Horizon Asset Management LLC	10/7/2016	Sale	56	258.41
Kinetics Asset Management LLC	10/7/2016	Buy	116	258.50
Kinetics Asset Management LLC	10/7/2016	Sale	2453	258.41
Horizon Asset Management LLC	10/10/2016	Buy	819	261.97
Horizon Asset Management LLC	10/10/2016	Sale	56	261.33
Kinetics Asset Management LLC	10/10/2016	Buy	116	261.97
Kinetics Asset Management LLC	10/10/2016	Sale	882	261.33
Horizon Asset Management LLC	10/11/2016	Buy	393	258.78
Horizon Asset Management LLC	10/11/2016	Sale	56	258.15
Kinetics Asset Management LLC	10/11/2016	Buy	116	258.65

Kinetics Asset Management LLC	10/11/2016	Sale	398	258.15
Horizon Asset Management LLC	10/12/2016	Buy	333	264.29
Horizon Asset Management LLC	10/12/2016	Sale	56	264.38
Kinetics Asset Management LLC	10/12/2016	Buy	116	264.30
Kinetics Asset Management LLC	10/12/2016	Sale	398	264.38
Horizon Asset Management LLC	10/13/2016	Buy	1666	269.96
Horizon Asset Management LLC	10/13/2016	Sale	2139	269.31
Kinetics Asset Management LLC	10/13/2016	Buy	116	269.96
Kinetics Asset Management LLC	10/13/2016	Sale	282	269.31
Horizon Asset Management LLC	10/14/2016	Buy	1450	276.90
Horizon Asset Management LLC	10/14/2016	Sale	940	273.59
Kinetics Asset Management LLC	10/14/2016	Buy	116	276.95
Kinetics Asset Management LLC	10/14/2016	Sale	915	274.51
Horizon Asset Management LLC	10/17/2016	Buy	339	277.75
Horizon Asset Management LLC	10/17/2016	Sale	128	277.58
Kinetics Asset Management LLC	10/17/2016	Buy	116	277.58
Kinetics Asset Management LLC	10/17/2016	Sale	282	277.58
Horizon Asset Management LLC	10/18/2016	Buy	317	276.42
Horizon Asset Management LLC	10/18/2016	Sale	128	276.66
Kinetics Asset Management LLC	10/18/2016	Buy	116	277.00
Kinetics Asset Management LLC	10/18/2016	Sale	282	276.66
Horizon Asset Management LLC	10/19/2016	Buy	302	279.38
Horizon Asset Management LLC	10/19/2016	Sale	237	275.55
Kinetics Asset Management LLC	10/19/2016	Buy	116	277.25
Kinetics Asset Management LLC	10/19/2016	Sale	282	277.10
Horizon Asset Management LLC	10/20/2016	Buy	298	281.55
Horizon Asset Management LLC	10/20/2016	Sale	128	281.57
Kinetics Asset Management LLC	10/20/2016	Buy	116	281.57

Kinetics Asset Management LLC	10/20/2016	Sale	282	281.57
Horizon Asset Management LLC	10/21/2016	Buy	348	282.72
Horizon Asset Management LLC	10/21/2016	Sale	128	282.45
Kinetics Asset Management LLC	10/21/2016	Buy	116	282.45
Kinetics Asset Management LLC	10/21/2016	Sale	282	282.45
Horizon Asset Management LLC	10/24/2016	Buy	423	295.69
Horizon Asset Management LLC	10/24/2016	Sale	56	294.49
Kinetics Asset Management LLC	10/24/2016	Buy	146	295.77
Kinetics Asset Management LLC	10/24/2016	Sale	286	294.49
Horizon Asset Management LLC	10/25/2016	Sale	56	300.85
Kinetics Asset Management LLC	10/25/2016	Sale	282	300.85
Horizon Asset Management LLC	10/26/2016	Sale	68	301.12
Kinetics Asset Management LLC	10/26/2016	Sale	282	301.12
Horizon Asset Management LLC	10/28/2016	Buy	445	267.42
Horizon Asset Management LLC	10/28/2016	Sale	512	267.74
Kinetics Asset Management LLC	10/28/2016	Buy	116	267.61
Horizon Asset Management LLC	10/31/2016	Buy	729	267.69
Horizon Asset Management LLC	10/31/2016	Sale	688	266.50
Kinetics Asset Management LLC	10/31/2016	Buy	116	267.64
Kinetics Asset Management LLC	10/31/2016	Sale	24	266.07
Horizon Asset Management LLC	11/1/2016	Buy	438	266.09
Horizon Asset Management LLC	11/1/2016	Sale	488	265.95
Kinetics Asset Management LLC	11/1/2016	Buy	116	266.64
Kinetics Asset Management LLC	11/1/2016	Sale	24	265.95
Horizon Asset Management LLC	11/2/2016	Buy	5	258.80
Horizon Asset Management LLC	11/2/2016	Sale	29	259.80
Kinetics Asset Management LLC	11/2/2016	Buy	118	264.98
Kinetics Asset Management LLC	11/2/2016	Sale	29	259.80

Horizon Asset Management LLC	11/3/2016	Buy	79	260.24
Horizon Asset Management LLC	11/3/2016	Sale	29	256.22
Kinetics Asset Management LLC	11/3/2016	Buy	116	260.53
Kinetics Asset Management LLC	11/3/2016	Sale	29	256.22
Horizon Asset Management LLC	11/4/2016	Buy	531	252.40
Horizon Asset Management LLC	11/4/2016	Sale	29	251.84
Kinetics Asset Management LLC	11/4/2016	Buy	116	253.58
Kinetics Asset Management LLC	11/4/2016	Sale	29	251.84
Horizon Asset Management LLC	11/7/2016	Buy	66	253.14
Horizon Asset Management LLC	11/7/2016	Sale	107	250.96
Kinetics Asset Management LLC	11/7/2016	Buy	116	252.94
Kinetics Asset Management LLC	11/7/2016	Sale	29	252.20
Horizon Asset Management LLC	11/8/2016	Buy	2283	252.34
Horizon Asset Management LLC	11/8/2016	Sale	58	251.17
Kinetics Asset Management LLC	11/8/2016	Buy	116	252.00
Kinetics Asset Management LLC	11/8/2016	Sale	29	251.17
Horizon Asset Management LLC	11/9/2016	Buy	185	252.59
Horizon Asset Management LLC	11/9/2016	Sale	356	250.87
Kinetics Asset Management LLC	11/9/2016	Buy	116	252.75
Horizon Asset Management LLC	11/10/2016	Buy	823	280.65
Horizon Asset Management LLC	11/10/2016	Sale	741	267.53
Kinetics Asset Management LLC	11/10/2016	Buy	116	282.84
Kinetics Asset Management LLC	11/10/2016	Sale	29	266.00
Horizon Asset Management LLC	11/11/2016	Buy	127	285.05
Horizon Asset Management LLC	11/11/2016	Sale	29	285.09
Kinetics Asset Management LLC	11/11/2016	Buy	116	284.99
Kinetics Asset Management LLC	11/11/2016	Sale	47	285.09
Horizon Asset Management LLC	11/14/2016	Buy	297	282.50

Horizon Asset Management LLC	11/14/2016	Sale	223	280.10
Kinetics Asset Management LLC	11/14/2016	Buy	116	282.00
Kinetics Asset Management LLC	11/14/2016	Sale	29	277.91
Horizon Asset Management LLC	11/15/2016	Buy	376	285.04
Horizon Asset Management LLC	11/15/2016	Sale	150	283.62
Kinetics Asset Management LLC	11/15/2016	Buy	116	284.80
Kinetics Asset Management LLC	11/15/2016	Sale	29	283.98
Horizon Asset Management LLC	11/16/2016	Buy	1007	280.26
Horizon Asset Management LLC	11/16/2016	Sale	440	279.42
Kinetics Asset Management LLC	11/16/2016	Buy	116	281.17
Kinetics Asset Management LLC	11/16/2016	Sale	29	279.10
Horizon Asset Management LLC	11/17/2016	Buy	1307	290.09
Horizon Asset Management LLC	11/17/2016	Sale	37	283.72
Kinetics Asset Management LLC	11/17/2016	Buy	116	287.00
Kinetics Asset Management LLC	11/17/2016	Sale	29	282.36
Horizon Asset Management LLC	11/18/2016	Buy	1723	289.40
Horizon Asset Management LLC	11/18/2016	Sale	29	289.77
Kinetics Asset Management LLC	11/18/2016	Buy	116	290.72
Kinetics Asset Management LLC	11/18/2016	Sale	29	289.77
Horizon Asset Management LLC	11/21/2016	By	178	293.46
Horizon Asset Management LLC	11/21/2016	Sale	99	293.35
Kinetics Asset Management LLC	11/21/2016	Buy	116	294.23
Kinetics Asset Management LLC	11/21/2016	Sale	29	293.35
Horizon Asset Management LLC	11/22/2016	Buy	211	290.75
Horizon Asset Management LLC	11/22/2016	Sale	99	290.48
Kinetics Asset Management LLC	11/22/2016	Buy	116	290.24
Kinetics Asset Management LLC	11/22/2016	Sale	29	290.48
Horizon Asset Management LLC	11/23/2016	Buy	153	287.32

Horizon Asset Management LLC	11/23/2016	Sale	101	287.05
Kinetics Asset Management LLC	11/23/2016	Buy	116	287.78
Kinetics Asset Management LLC	11/23/2016	Sale	29	287.05
Horizon Asset Management LLC	11/25/2016	Buy	748	293.01
Horizon Asset Management LLC	11/25/2016	Sale	125	290.66
Kinetics Asset Management LLC	11/25/2016	Buy	116	292.55
Kinetics Asset Management LLC	11/25/2016	Sale	29	290.66
Horizon Asset Management LLC	11/28/2016	Buy	1670	291.29
Horizon Asset Management LLC	11/28/2016	Sale	801	291.26
Kinetics Asset Management LLC	11/28/2016	Buy	116	292.20
Kinetics Asset Management LLC	11/28/2016	Sale	29	291.26
Horizon Asset Management LLC	11/29/2016	Buy	878	290.68
Horizon Asset Management LLC	11/29/2016	Sale	629	290.73
Kinetics Asset Management LLC	11/29/2016	Buy	558	289.62
Kinetics Asset Management LLC	11/29/2016	Sale	29	290.73
Horizon Asset Management LLC	11/30/2016	Buy	918	296.06
Horizon Asset Management LLC	11/30/2016	Sale	685	294.60
Kinetics Asset Management LLC	11/30/2016	Buy	116	295.39
Kinetics Asset Management LLC	11/30/2016	Sale	29	294.60
Horizon Asset Management LLC	12/1/2016	Buy	831	296.72
Horizon Asset Management LLC	12/1/2016	Sale	682	294.16
Kinetics Asset Management LLC	12/1/2016	Buy	616	293.39
Kinetics Asset Management LLC	12/1/2016	Sale	29	294.16
Horizon Asset Management LLC	12/2/2016	Buy	90	295.40
Horizon Asset Management LLC	12/2/2016	Sale	269	295.18
Kinetics Asset Management LLC	12/2/2016	Buy	616	295.19
Kinetics Asset Management LLC	12/2/2016	Sale	29	294.58
Horizon Asset Management LLC	12/5/2016	Buy	169	303.76

Horizon Asset Management LLC	12/5/2016	Sale	59	300.37
Kinetics Asset Management LLC	12/5/2016	Buy	616	301.89
Kinetics Asset Management LLC	12/5/2016	Sale	77	304.38

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no known contracts, arrangements, understandings or relationships with respect to the Shares of TPL.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Attached as Exhibit 1 is the Joint Filing Agreement applicable to Horizon Kinetics LLC, Horizon Asset Management LLC, Kinetics Asset Management LLC, and Kinetics Advisers, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2016	/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Horizon Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Kinetics Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Kinetics Advisers, LLC

Exhibit 1

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 7, 2016.

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Horizon Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Kinetics Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Kinetics Advisers, LLC